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                                                                    Exhibit 99.2


EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth certain information about the cash and non-cash compensation earned by or awarded to Alfred Carfora, President and Chief Executive Officer, and the four other most highly compensated executive officers of the Company for the fiscal years ended January 1997, 1996, and 1995.

Summary Compensation Table


                   Annual compensation (1)

Name and                     Fiscal
Principal Position           Year                Salary              Bonus

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Alfred Carfora,
President and Chief
  Executive Officer           1997              $325,000            $250,000
                              1996              $325,000            $175,000
                              1995              $299,000            $150,000

John Edmondson,               1997              $265,000            $175,000
Executive Vice                1996              $245,000            $150,000
President and Chief           1995              $216,000            $100,000
Operating Officer
Carl Reimerdes,               1997              $288,000            $125,000
Vice President                1996              $288,000            $100,000
                              1995              $275,000            $125,000

Gerald F. Egan, Vice          1997              $206,000            $ 75,000
President of Finance,         1996              $182,000            $125,000
Treasurer, Secretary          1995              $170,000            $125,000
and Chief Financial
Officer

David H. Bernstein,           1997              $ 50,000            $     --
Chairman of the               1996              $150,000            $     --
Executive Committee           1995              $256,000            $ 75,000
of the Board, former
Chairman of the
Board

    (TABLE CONTINUED)

                             Long-term
                             Compensation
                             Awards

                             Securities
Name and                     Underlying          All other
Principal Position           Options(2)          Compensation(3)

Alfred Carfora, President
and Chief Executive            50,000            $ 18,415
Officer                            --            $  7,954
                              125,000            $  7,477

John Edmondson,                35,000            $ 12,953
Executive vice                     --            $  2,491


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President and Chief            40,000            $  2,270
Operating Officer
Carl Reimerdes,                25,000            $ 21,015
Vice President                     --            $  7,394
                              125,000            $  8,942

Gerald F. Egan, Vice           20,000            $ 17,464
President of Finance,              --            $  6,734
Treasurer, Secretary           60,000            $  7,051
and Chief Financial
Officer
David H. Bernstein,                --            $ 12,105
Chairman of the                    --            $  6,091
Executive Committee           125,000            $ 11,844
of the Board, former
Chairman of the  Board


(1) Salary and bonus amounts relate to the year in which earned, regardless of when paid.

(2) This column represents options to purchase the stated number of shares of Common Stock.

(3) This column includes other compensation that could not properly be reported in any other column of the Summary Compensation Table. The amounts for fiscal 1997 include the contributions by the Company to the Duty Free International, Inc. Employees' Retirement Savings Plan for all named executives, the cost of life and disability insurance premiums paid by the Company for all named executives, and professional fees paid by the Company on behalf of Mr. Bernstein.



[*9]


The following table summarizes for the named executive officers information about the grant of options during the fiscal year ended January 26, 1997 and the potential realizable value of the options.



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                        Option Grants in the Last Fiscal Year

                                  Individual Grants

                   Number of      % of Total
                   Securities     Options
                   Underlying     Granted to       Exercise
                   Options        Employees in     Price          Expiration
Name               Granted(2)     Fiscal Year      ($ /Sh)        Date

Alfred Carfora          50,000         20%         $14.00         9/25/06
John Edmondson          35,000         14%         $14.00         9/25/06
Carl Reimerdes          25,000         10%         $14.00         9/25/06
Gerald F. Egan          20,000          8%         $14.00         9/25/06
David H. Bernstein  -0-                N/A         N/A            N/A

                          Potential Realizable
                         Value at Assumed Annual
                          Rates of Stock Price
                            Appreciation for
                            Option Terms (1)

Name                         5%             10%

Alfred Carfora          $440,226       $1,115,620
John Edmondson          $308,158       $  780,934
Carl Reimerdes          $220,113       $  557,810
Gerald F. Egan          $176,090       $  446,248
David H. Bernstein           N/A              N/A


(1) These values have been determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Company's Common Stock.

(2) The options entitle the holder to purchase shares of the Company's Common Stock at an exercise price which is equal to the closing price on the New York Stock Exchange of the Company's Common Stock on the day preceding the date the stock option was granted. The options vest in three equal annual installments commencing September 25, 1997 for all named executive officers. No stock option may be exercised after the expiration of 10 years after the date of grant.

The following table summarizes for the named executive officers information about the exercise of stock options by the named executive officers during the fiscal year ended January 26, 1997 and the value of stock options they held at January 26, 1997.


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Aggregated Option Exercises in Last Fiscal Year and January 26, 1997 Option
Values



                                                      Number of Securities
                                                     Underlying Unexercised
                                                   Options at January 26, 1997

                   Shares Acquired      Value
Name               On Exercise(#)      Realized     Exercisable  Unexercisable

Alfred Carfora          6,666          $67,493        133,334        91,666
John Edmondson              0               $0         46,667        48,333
Carl Reimerdes              0               $0        140,000        66,666
Gerald F. Egan              0               $0         80,000        40,000
David H. Bernstein          0               $0        148,334        41,666


                                 Value of Unexercised
                                   In-the-Money(l)
                            Options at January 26, 1997(2)

Name                         Exercisable    Unexercisable

Alfred Carfora                $114,584         $69,791
John Edmondson                $ 86,668         $52,082
Carl Reimerdes                $163,746         $63,541
Gerald F. Egan                $ 55,000         $32,500
David H.Bernstein             $114,584         $57,291


(1) Options are "in-the-money" if the closing market price of the Company's Common Stock on January 24, 1997 exceeded the exercise prices of the options.

(2) The value of options represents the difference between the exercise price of the options and the closing market price of the Company's Common Stock on January 24, 1997.


[*10]


Compensation of Directors

Each Director who was not an officer of or consultant to the Company or a holder of more than 3% of the Company's Common Stock received $10,000 for serving on the Board of Directors and

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$1,000 for each Board of Directors meeting and each committee meeting attended during the fiscal year ended January 26, 1997.

Each non-employee Director is granted stock options annually under the 1989 Stock Option Plan to purchase (i) 1,000 shares of Common Stock, plus (ii) an additional 5,000 shares if the non-employee Director serves on any one or more of the Audit, Compensation, Executive or Nominating Committees of the Board of Directors, and (iii) an additional 2,500 shares if the non-employee Director serves on three or more of such Board committees. The exercise price per share of such options will be the fair market value of the Common Stock on the day before the date of the grant; such exercise price will be payable in cash or in shares of Common Stock. The options will become exercisable for one-third of the underlying shares on each of the first three anniversaries of the date of grant. The options will expire at the earlier of ten years after the date of grant, one year after cessation of service on the Board of Directors due to death or disability, or upon cessation of service on the Board of Directors for any other reason.

John A. Couri is a consultant to the Company's Chief Executive Officer and the Board of Directors. His consulting agreement provides for an annual consulting fee of $150,000 through December 31, 1999 with automatic extensions for successive one-year periods unless written notice is given by either party of an intention not to further extend the agreement.


Certain Relationships and Related Transactions

Ms. Stackhouse, a Director, is the President and an owner of Fenton Hill Florida, Inc. which has certain arrangements for the purchase of merchandise and services from the Company. For the fiscal year ended January 26, 1997, such arrangements included the payment of approximately $43,000 for services rendered and the purchase of approximately $658,000 of merchandise. On April 28, 1994 and May 1, 1996, Fenton Hill Florida, Inc. redeemed 4.9 shares of its own stock from the Company, which was all of the stock owned by the Company, for a total of $1,425,000. Fenton Hill Florida, Inc. paid the Company $75,000 in 1994 and promissory notes for $1,350,000 were signed in 1994 and 1996. The notes are payable in installments starting April 30, 1997 through April 30, 2006. Mr. Bernstein, Director and executive of the Company, is a director of Fenton Hill Florida, Inc.

[*11]

Compensation Committee Interlocks and Insider Participation

The Compensation Committee presently consists of Messrs. Africk, Diehl and Waters. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors about the salary of the Company's executive officers. It also determines the amount of bonuses paid under the Company's Incentive Compensation Plan and administers and makes awards of stock options under the Company's stock option plans. The Compensation Committee held two meetings during the fiscal year ended January 26, 1997. Mr. Diehl is a member of the executive committee of Gebr. Heinemann, a partnership which is a greater than

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five percent stockholder of the Company.

Compensation Committee Report on Executive Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to the Company's executive compensation policies. In addition, the Compensation Committee determines on an annual basis the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company.

Compensation Philosophy

The Company's compensation programs for executive officers are designed to enable the Company to:

* Hire, reward, motivate and retain the highest quality managers possible.

* Match the Company's compensation plans to its business strategies, as well as to the external business environment.

* Align the executive officers' interest with those of stockholders by providing a significant portion of incentive compensation in the form of Company stock options.

* Emphasize the relationship between pay and performance by placing a significant portion of compensation at risk through the Company's Incentive Compensation Plan.

Executive annual compensation levels (base salary and incentive compensation awards) are targeted at the median of compensation paid by comparably positioned companies for like jobs including the companies used in the performance graph on page 15 of this Proxy Statement (the "Peer Group").


[*12]

Compensation Elements

Base Salary

In determining an executive officer's base salary, the responsibilities of the position, the officer's experience, individual performance, and the competitive marketplace, including a comparison of salaries paid within the Peer Group, are considered. Based on the most recent information available, the base salary for the Chief Executive Officer, Alfred Carfora, ranked below the median base salary relative to the compensation paid by the Peer Group, and the four other most highly compensated executive officers' base salaries ranked at the median relative to the compensation paid by the Peer Group.

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Incentive Compensation Plan

Cash bonuses are provided to senior and other key executives under the Company's Incentive Compensation Plan (the "Plan") which rewards employees based on performance relative to financial and other predetermined objectives established for the year. For fiscal 1997, approximately $2,897,000 was set aside for distribution as bonuses under the Plan. Individual bonus awards were determined by evaluating each employee's performance toward Company, divisional or departmental objectives established for the year and specific performance measures related to both revenue and profitability.

Stock Options

The last principal component of compensation arises from the Company's grant of stock options under the Company's Stock Option Plans. Stock option grants are designed to more closely align the interests of management with those of stockholders, and because the full value of an employee's compensation package cannot be realized unless stock price appreciation occurred over a number of years, stock option grants are utilized to retain key employees and to provide an incentive for them to create long-term shareholder value. In granting stock options under the Stock Option Plans, the Committee considers (i) the recipient's level of responsibility, (ii) the recipient's specific function within the Company's overall organization; (iii) the recipient's performance toward Company, divisional or departmental objectives established for the year;
(iv) the number of options granted to executive officers by the other companies included in the Peer Group; and (v) the amount of options currently held by the executive officer. The Stock Option Plans are administered by the Compensation Committee and provide that no one person, including executive officers, may be granted options for the purchase of more than 250,000 shares in any fiscal year (subject to adjustments as noted in the Stock Option Plan in order to prevent dilution or enlargement of the rights of the rights of optionees).


[*13]


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Benefits

The Company provides its executives with medical and other benefits that are generally available to its employees. The Company also pays premiums for life and disability insurance for certain executive officers.

Tax Compliance Policy

Section 162(m) of the Internal Revenue Code generally limits to $1,000,000 the tax deductible compensation paid to the Chief Executive Officer and the four highest-paid executive officers who are employed as executive officers on the last day of the year. However, the limitation does not apply to performance-based compensation provided certain conditions are satisfied.

The Company's policy is generally to preserve the federal income tax deductibility of compensation paid, to the extent feasible. The Compensation Committee believes that the incentive compensation and stock option awards earned for fiscal 1997 and compensation arising from exercise of stock options granted in fiscal 1997 will be deductible by the Company.

The Compensation Committee considers its primary goal to be the design of compensation strategies that further the best interests of the Company and its stockholders. To the extent not inconsistent with that goal, the Compensation Committee will attempt, where practical, to use compensation policies and programs that preserve the deductibility of compensation expenses. The Compensation Committee reserves the right to use its judgment, where merited by the Compensation Committee's need for flexibility to respond to changing business conditions or by an executive's individual performance, to nevertheless authorize compensation payments which may not, in a specific case, be fully deductible by the Company.

Chief Executive Officer's Compensation

The compensation program for Alfred Carfora, the Company's Chief Executive Officer, including salary, annual cash incentive and stock options was determined using the criteria set forth above. As with the other executive officers, emphasis is placed on Incentive compensation, with approximately 43% of his fiscal year 1991 compensation (salary and cash bonus) being incentive based.

Three major factors affected the actions of the Compensation Committee in fiscal 1997 regarding the compensation of Mr Carfora:

* The Company's operating results improved significantly in fiscal 1997.

* The Company successfully continued a series of cost reduction programs which contributed to the Company's 34% improvement in profitability.

* Progress was made in each of the Company's businesses.

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[*14]

The Compensation Committee has increased Mr. Carfora's base salary to $350,000. Mr. Carforals base salary is below the median base salary for Chief Executive Officers included in the Peer Group.

Mr. Carfora earned an incentive compensation award of $250,000 for the fiscal year ended January 26, 1997, which falls below the median bonus award of chief executive officers who are included in the Peer Group. The Compensation Committee determined the size of the award after an evaluation of the factors mentioned above.

Jack Africk
Heribert Diehl
Stephen M. Waters
Members of the Compensation Committee